UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-40884

ARBE ROBOTICS LTD.

(Translation of registrant’s name into English)

HaHashmonaim St. 107

Tel Aviv-Yafo, Israel

Tel: +972-73-7969804, ext. 200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS CURRENT REPORT ON FORM 6-K

On August 6, 2026, Arbe Robotics Ltd. (“Arbe” or the “Company”) issued a press release announcing the results of its operations for the quarter ended June 30, 2026, which press release is furnished as Exhibit 99.1

As previously announced, the Company will host a live conference call on August 6, 2026 at 8:30 a.m. Eastern Time to discuss its financial results for the quarter ended June 30, 2026. Speakers will include Kobi Marenko, president, Ram Machness, chief executive officer and Karine Pinto-Flomenboim, chief financial officer. Interested persons can register in advance at https://dpregister.com/sreg/10210907/1048b9b7c88. Log-in instructions will be available upon registering for the event. Participants may register at any time, including up to and after the call start time. The live call may be accessed via telephone toll free in the United States at 1 (844) 481-3015, toll-free in Israel at +972 3-374-1008 and toll-free internationally at +1 (412) 317-1880. The call will be webcast live and accessible from https://event.choruscall.com/mediaframe/webcast.html?webcastid=5uX9T5sU or from Arbe’s Investor Relations website at: https://ir.arberobotics.com. An archived webcast of the conference call can be accessed at Arbe’s Investor Relations website at: https://ir.arberobotics.com on the day following the call.

On August 6, 2026, the Company announced that Assaf Pereg has been appointed as the Company chief financial officer, effective August 30, 2026, following the resignation of Karine Pinto-Flomenboim. Mr. Pereg joins the Company from Ibex Medical Analytics Ltd, where he served as Senior Vice President Finance. Prior to that, Mr. Pereg served as the Global Vice President Finance of Nano Dimension Ltd. (Nasdaq: NNDM), where he led the global finance organization. Previously, he served as Chief Financial Officer of Aquarius Engines Ltd. (TASE: AQUA), Become Technological Solutions Ltd., and CyberInt Technologies Ltd., and held senior finance roles at Top Image Systems Ltd. (Nasdaq: TISA) and Radcom Ltd. (Nasdaq: RDCM). He began his career at PricewaterhouseCoopers. Mr. Pereg is a Certified Public Accountant (Israel) and holds an MBA in financial management and a B.A. in accounting and economics from Tel Aviv University.

On August 6, 2026, the Company issued a press release announcing Mr. Pereg’s appointment, which is furnished as Exhibit 99.2.

Incorporation by Reference

The consolidated balance sheets at June 30, 2026 (unaudited) and December 31. 2025, the unaudited consolidated statements of operations for the three and six months ended June 30, 2026 and 2025, and the unaudited consolidated statements of cash flows for the three and six months ended June 30, 2026 and 2025, which are exhibits to Exhibit 99.1, and the third paragraph of this Form 6-K are incorporated by reference in any registration statements on Form F-3 or Form S-8 that incorporate by reference material filed by the Company with the SEC.

Cautionary Note Regarding Forward-Looking Statements

The report on Form 6-K contains, and the press release furnished with this Form 6-K and the conference call described in the press release will contain, “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These risks and uncertainties include our ability to transition to a scaled production company, to expand our presence in Level 4 robotaxi, robotruck and autonomous commercial and off-road vehicle markets, and to advance OEM and Tier 1 programs, to successfully develop and market our products in various other markets including perimeter-security, other defense initiatives and physical AI fields; whether and when we secure the orders we anticipate and the extent of any orders we receive in the various markets we are targeting; our ability to meet expectations with respect to our financial guidance and outlook; the timing and completion of key product and project orders and milestones; expectations regarding our collaborations and business with third parties; the effect of tariffs and trade policies of the United States, China and other countries, whether announced or implemented; the effect on the Israeli economy generally and on the Company’s business resulting from terrorism and hostilities in Israel and with its neighboring countries including the effects of the continuing conflict with Hamas in Gaza despite the ceasefire and any intensification of hostilities with others, including Iran and Hezbollah, and the effect of the call-up of a significant portion of its working population, including the Company’s employees; the effect of any potential boycott both of Israeli products and business and of stocks in Israeli companies; the effect of any action Iran or Hezbollah may take against Israel in the event the ceasefires with Iran and Hezbollah end; the effect of any downgrading of the Israeli economy and the effect of changes in the exchange rate between the US dollar and the Israeli shekel; and the risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, which was filed with the Securities and Exchange Commission (the “SEC”) on March 27, 2026, as well as other documents filed by the Company with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Information contained on, or that can be accessed through, the Company’s website or any other website or any social media is expressly not incorporated by reference into and is not a part of report on Form 6-K.

Exhibit Index

Exhibit No.	Document Description
99.1	Press release dated August 6, 2026 (earnings release)
99.2	Press release dated August 6, 2026 (appointment of CFO)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARBE ROBOTICS LTD.

Date August 6, 2026	/s/ Ram Machness
	Name:	Ram Machness
	Title:	CEO

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